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                       EXHIBIT (A) (9) TO AMENDMENT NO. 2

        PRESS RELEASE OF EM INDUSTRIES, INCORPORATED, DATED JULY 8, 1999





    For Immediate Release



    Contact:  Richard K. Hackett

    Vice President, Finance

    (914) 592-4660



    EM Industries, Incorporated Announces Expiration of Hart-Scott-Rodino Waiting Period in Connection with Its Indirect Subsidiary's Tender Offer for Shares of VWR Scientific Products Corporation.

    Hawthorne, N.Y., July 8, 1999. - EM Industries, Incorporated announced today that in connection with the currently pending tender offer by its indirect wholly-owned subsidiary, EM Subsidiary, Inc., for all outstanding shares of VWR Scientific Products Corporation at $37.00 per share, net to the seller in cash without interest, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired at 11:59 p.m. on July 7, 1999.

    The tender offer will expire at 12:00 midnight on Tuesday, July 13, 1999, New York City time, unless the offer is extended.

    The tender offer remains subject to the other conditions listed in the offer to purchase.

    EM Subsidiary, Inc. is a wholly owned subsidiary of EM Laboratories, Incorporated, which is a wholly owned subsidiary of EM Industries, Incorporated, a member of the Merck KGaA, Darmstadt, Germany group of companies focused on the global pharmaceutical, specialty chemicals and laboratory markets.

    VWR Scientific Products Corporation distributes laboratory supplies, chemicals and equipment to life science, educational and industrial organizations throughout the United States and Canada. The company also distributes critical environmental ("cleanroom") supplies and apparel to manufacturers of electronics, medical devices and pharmaceuticals.